NOVA Chemicals Corporation 1000 7th Avenue S.W. Calgary, Alberta Canada T2P 5L5 Telephone (403) 750-3600 Fax (403) 269-7410

April 7, 2010

VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Pamela Long

Re:                             NOVA Chemicals Corporation

Registration Statement on Form F-4

(File No. 333-163915)

Ladies and Gentlemen:

NOVA Chemicals Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”) be made effective at 12:00 p.m., Washington D.C. time, on April 12, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                                          Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                                          The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed exchange offer of the securities specified in the Registration Statement.

Very truly yours,

/s/ Alan Pretter

Alan Pretter
Corporate Secretary

cc:                                Alan Talkington (Orrick, Herrington & Sutcliffe LLP)

Brett Cooper (Orrick, Herrington & Sutcliffe LLP)